COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

October 22, 2014

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Kathy Churko

Re:	Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059); Cohen & Steers International Realty Fund, Inc. (File No. 811-21677); Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392); Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481); Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326); Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455); Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154) (each a “Corporation” and collectively, the “Corporations”)

Ladies and Gentlemen:

On behalf of the above-referenced Corporations, transmitted for filing are responses to comments, on each Corporation’s 2013 annual report to shareholders (and related comments to the prospectuses for Cohen & Steers Global Realty Shares, Inc.), received from Kathy Churko of the Commission’s staff (the “Staff”) via telephone on September 22, 2014. For the convenience of the Staff, written comments have been restated below in their entirety. Each Corporation’s response follows each comment.

Cohen & Steers International Realty Fund, Inc.; Cohen & Steers Preferred Securities and Income Fund, Inc.; Cohen & Steers Quality Income Realty Fund, Inc.; Cohen & Steers Select Preferred and Income Fund, Inc.; and Cohen & Steers Total Return Realty Fund, Inc.

1.	Staff Comment: The notes to the financial statements describe these Corporations as being non-diversified; however, the schedule of investments indicates that the Corporations are operating as diversified. Please confirm how long each Corporation has been operating as diversified. Further confirm that a shareholder vote will be obtained prior to converting back to non-diversified in the event a Corporation has been continuously operating as diversified for three years or more.

Response: Each Corporation has operated as diversified for the past three years and disclosures in future filings and shareholder documents will be updated to reflect the Corporations’ diversified status. Each Corporation further confirms that a shareholder vote will be obtained prior to converting back to non-diversified.

Cohen & Steers Preferred Securities and Income Fund, Inc. and Cohen & Steers Select Preferred and Income Fund, Inc.

2.	Staff Comment: Please confirm that prospectively, the Corporations will provide quantitative information about the significant unobservable inputs used in the fair value measurement for each category of securities classified as Level 3.

Response: The Corporations confirm that, in accordance with fair value measurements categorized within Level 3 of the fair value hierarchy, the Corporations will provide quantitative information about the significant unobservable inputs used in the fair value measurement, if applicable. Regarding the financial statements dated December 31, 2013 included in the Corporations’ annual reports to shareholders, the Corporations applied the exception under Fair Value Measurement (Topic 820) ASC 820-10-50-2 (bbb) which states that a reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (e.g. third party pricing information without adjustment). The Corporations further understand that they cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.

The Corporations believe that the disclosure included in their 2013 financial statements complies with ASC 820-10-50-2 (bbb), and confirm that, prospectively, quantitative information about significant unobservable inputs used in the fair value measurement for each category of securities classified as Level 3 will be disclosed, if applicable.

Cohen & Steers REIT & Preferred Income Fund, Inc.

3.	Staff Comment: Please explain why quantitative information about the significant unobservable inputs used in the fair vale measurement was only included for one category of securities classified as Level 3. Please confirm that prospectively, the Corporations will provide quantitative information about the significant unobservable inputs used in the fair value measurement for each category of securities classified as Level 3.

Response: The Corporation confirms that, in accordance with fair value measurements categorized within Level 3 of the fair value hierarchy, the Corporation will provide quantitative information about the significant unobservable inputs used in the fair value measurement, if applicable. Regarding the financial statements dated December 31, 2013 included in the Corporation’s annual report to shareholders, the Corporation applied the exception under Fair Value Measurement (Topic 820) ASC 820-10-50-2 (bbb) which states that a reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (e.g. third party pricing information without adjustment). The Corporations understand that they cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.

The Corporations believe that the disclosure included in their 2013 financial statements complies with ASC 820-10-50-2 (bbb), and confirm that, prospectively, quantitative information about significant unobservable inputs used in the fair value measurement for each category of securities classified as Level 3 will be disclosed, if applicable.

Cohen & Steers Global Realty Shares, Inc.

4.	Staff Comment: Please explain the reason the expenses set forth in fee and expense table included in the Corporation’s prospectus differs from the net expense ratio set forth in the financial highlights table included in the Corporation’s annual report to shareholders.

Response: Effective July 1, 2013, the Corporation’s investment advisor agreed to waive its fee and/or reimburse expenses to the extent necessary to maintain the Fund’s total annual operating expenses as a percentage of average net assets at 1.40% for Class A shares, 2.05% for Class B and Class C shares and 1.05% for Class I shares. Therefore, the net expense ratio set forth in the financial highlights table reflects the effect of this arrangement for six months of 2013, while the net expense ratio set forth in the prospectus reflects the effect of this arrangement for the entire year.

Cohen & Steers Preferred Securities and Income Fund, Inc.

5.	Staff Comment: Please confirm whether the Corporation’s investment advisor may recoup in later years any of the investment advisory fees waived pursuant to the fee waiver/expense limitation agreement.

Response: The Corporation confirms that the investment adviser may not recoup amounts waived in future years.

GENERAL

6.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Corporations and their management are in possession of all facts relating to the Corporations’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each Corporation acknowledging that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Corporations is filed with this letter.

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We hope the Staff finds this letter is responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne Assistant Secretary

COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

October 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Churko

Re:	Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059); Cohen & Steers International Realty Fund, Inc. (File No. 811-21677); Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392); Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481); Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326); Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455); Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154) (each a “Corporation” and collectively, the “Corporations”)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), each Fund listed above acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS FUNDS

By:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary